Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

August 11, 2016

U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Attention: Lyn Shenk

Re:	Golar LNG Limited Form 20-F for the Fiscal Year ended December 31, 2015 Filed May 2, 2016 File No. 000-50113

Dear Ms. Shenk,

Reference is made to the letter dated July 12, 2016 from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in which the Staff provided comments to the Form 20-F of Golar LNG Limited (the "Company") for the fiscal year ended December 31, 2015, filed with the Commission on May 2, 2016. Those comments, together with the Company's responses, are set forth below.

Form 20-F for the Fiscal Year ended December 31, 2015
Operating and Financial Review and Prospects
Critical Accounting Policies and Estimates
Vessels and Impairment, page 84
1.	You disclose you assess the recoverability of long-term assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. Of the 17 total vessels in your fleet at December 31, 2015, we note that two were in cold lay-up and have remained so through the date of the reporting of your first quarter 2016 interim period results on May 31, 2016, and 10 other vessels operated in the spot market for all of 2015. You state your belief on page 85 that future undiscounted [cash flows] expected to be earned by such vessels over their operating lives would exceed such vessels' carrying amounts. Please tell us why you believe the undiscounted expected future cash flows for these 12 vessels are reasonable in view of (i) average daily time charter equivalent earnings decreased by 55% in 2015 from 2014, (ii) the decrease in time and voyage revenues in 2015 from 2014, (iii) you had significant operating cash outflow in 2015, and (iv) operating expenses have exceeded operating revenues in each of the last three fiscal years. In your response, tell us the basis for the daily revenue rates assumed for these 12 vessels in your impairment assessment. In so doing, explain to us how the rates are reflective of your disclosure on page 85 that cash flows are assumed to be in line with pre-existing contracts and are utilized based on historical performance levels and knowledge of similar agreements with other vessels in your fleet and reasonable relative to the economic conditions existing at December 31, 2015, particularly in view that most of your vessels in operation since 2013 operated in the spot market.

In its periodic review of potential impairment triggers, the Company considered the requirements of ASC 360-10-35-21, including the factors raised by the Staff, namely the decrease in the average daily time charter equivalent earnings in 2015 from 2014, (ii) the decrease in time charter and voyage revenues in 2015 from 2014, (iii) significant cash outflow in 2015, and (iv) operating expenses exceeding operating revenues in the last three years. The Company also considered other relevant factors including the vessels' remaining estimated useful economic life ("UEL") given a liquefied natural gas ("LNG") carrier's UEL of 40 years. Specifically, given the long duration of the remaining UELs of the twelve vessels, the average of which was 38 years, and the Company's ability and intent to hold and operate these vessels, a temporary decline in charter hire rates would not likely result in a conclusion that the carrying value of a vessel is not  recoverable. Furthermore, the downturn in charter rates and utilization rates as of December 31, 2015, were and are considered temporary in nature due to a period of overcapacity in the LNG carrier charter market, in so far as the Company's expectation, as supported by broker and industry analyst reports, that rates and utilization will begin to show an improvement by the end of 2016 and beyond as additional liquefaction capacity comes on line, which will in turn increase the demand for LNG carriers. Accordingly, in relation to the Staff's comment as to the basis for the revenue rates assumed for the twelve vessels operating in the spot market, the Company clarifies that only one of these twelve vessels, the Golar Arctic, was assessed for recoverability, and thus an estimation of the forecast undiscounted cash flows relating only to this vessel was performed (and which is discussed below).

The Company obtained third party shipbroker valuations for all of its vessels. For those vessels where the broker values were lower than the carrying value, taken together with the factors above, the Company determined whether an impairment trigger existed requiring performance of a recoverability test.  This was the case for four of its vessels, including the Hilli (which is undergoing conversion to a floating liquefied natural gas ("FLNG") vessel), the vessels currently in cold lay-up; the Gimi and the Gandria (which is earmarked for FLNG conversion), and the Golar Arctic (which is party to a medium term charter operating as a Floating Storage Unit ("FSU")). For each of these four vessels the Company estimated the expected undiscounted cash flows that will be received until the end of each vessel's UEL and determined that they were in excess of the carrying value, and, accordingly, no impairment existed. The assumptions applied in the recoverability test are described further on pages 84 to 85 to the Company's Form 20-F.  Specifically for the Golar Arctic, the Company based the revenue projections initially on the rates under its FSU contract over the term of the charter. The Company made an estimate of the forecast revenue, upon the expiration of the charter term, based on its assessment of the rates achievable at that time for an FSU, which factored in the anticipated improvement in market rates as discussed above.

For the Gimi and the Gandria currently in lay-up but designated for conversion from LNG carriers to FLNG vessels, higher cash flows are expected upon conversion to FLNGs.  However, as required by ASC 360-10-35-33 the Company estimated the undiscounted cash flows assuming that these vessels will be utilized as FSUs, and not FLNGs, until they meet the criteria to be classified as assets under development as FLNGs, which is not the case at this time. In view of this, the Company's best use of these vessels absent an FLNG conversion is as FSUs.  Accordingly, the charter rate agreed for the Golar Arctic FSU charter which was entered into in December 2015 for an initial term of two years was used as a basis for the estimate of the rates achievable for both the Gimi and the Gandria, as FSUs.  In doing so the company projected FSU revenue generating cash flows from January 2016 onwards, being the period after which the options held by the company with a shipyard to convert these vessels to FLNG's expire, until the end of their estimated UEL as FSUs, which is estimated to be longer than the typical 40 year life of an ocean going LNG carrier.  A longer life is appropriate given the static non ocean going nature of FSU operation. The vessels were assumed to remain in cold lay up until the options to convert expire.

In addressing the Staff's query on the basis for the statement under the heading, Vessel Market Values, as to "There is a future risk that the sale value of certain of our vessels could decline below those vessels' carrying value, even though we would not impair those vessels' carrying value under our accounting impairment policy, due to our belief that future undiscounted [cash flows] expected to be earned by such vessels over their operating lives would exceed such vessels' carrying amounts" the Company clarifies that the statement was not an affirmation that the exercise of estimating the undiscounted cash flows had been performed for all its vessels, but rather that it has the ability and intent to hold its vessels for use, thus the Company believes this could lead to circumstances where the carrying value of its vessels are recoverable on an undiscounted cash flow basis, despite a potential sales value less than the carrying value.

Vessel Market Values, page 85

2.	You state that you have assumed that each owned vessel would be sold at a price that reflects your estimate of the vessel's current fair market value. Please tell us the factors you use in estimating the fair market value. In view of the significantly reduced spot rates you experienced in 2015 from 2014, and your disclosure of an over-supply of vessels, weak shipping market and lower utilization levels of vessels trading in the spot market, explain to us how the factors you use in determining fair market values at December 31, 2015 are reasonable relative to the economic environment existing at that date. Tell us how you factored in your experience of sales of vessels to unrelated third parties in assessing the reasonableness of your estimates. In this regard, we note that your only vessel sale to an unrelated party in the last three years occurred in 2015 and was at a loss.

The Company believes the LNG carrier, FSRU, FSU and FLNG markets: (1) are illiquid, (2) difficult to observe, (3) have few or no comparable secondary market transactions of LNG, FSRU, FSU or FLNG vessels, and (4) of the limited transactions reported, most are subject to vessel employment under an attached contract and therefore the sale price of the vessel in such case does not necessarily represent a fair market value for the vessel alone on a charter free basis.  Therefore, the Company's estimate of market values for its vessels are based on market values that have been received from third party shipbrokers that are based on their experience of the market and information that is available in the market, including observed transactions and other valuation concepts such as depreciated replacement cost and certain income based approaches.  The Company did see declines in these third party market value estimates as the charter market worsened during 2014 and 2015.  As described in our response to Question 1 to the Staff's comment letter, for any vessel for which the broker valuation was below carrying value, a recoverability test was performed using estimated future undiscounted cash flows.

The Company also considered its own experience of sales of vessels to unrelated third parties when assessing the reasonableness of its estimates. The Company's only vessel sale to an unrelated third party in the last three years was the sale of the Golar Viking to PT Perusahaan Pelayaran Equinox ("Equinox"), an Indonesian company, in February 2015, which resulted in a $5.8 million loss on disposal.  At the time the decision was made to sell the Golar Viking, the LNG market was in decline and analysts were predicting a further decline in 2015 before a recovery of charter rates in 2016 onwards.  An opportunity was presented to sell the Golar Viking to Equinox.  The Company made a decision to sell based on the opportunity to sell one of its older vessels in a challenging market, specifically a steam vessel that is not easily convertible to either an FSRU or FLNG, all of which outweighed the small loss which was incurred. In the Company's view, the market position at the end of 2015 will improve in line with market sentiment of forecast improvements in charter rates and vessel utilization from the second half of 2016 onwards, as noted above, primarily driven by forecast increased liquefaction capacity coming on line in the latter part of 2016 and into 2017. This is currently being observed with significant improvements in charter rates from the low point as reported by both analysts/shipbrokers. Furthermore, the Company determined that as of December 31, 2015, it had no intention of disposing of any of its fleet to independent third parties.

When considering the other vessels in the fleet, the only other remaining older Membrane steam vessel is the Golar Arctic (which was delivered in 2003) that is currently operating under a FSU contract.  The remaining vessels comprise ten recently delivered modern Membrane Tri-diesel Fuel Engine ("TDFE") newbuildings and the three Moss type vessels which are earmarked for or are currently undergoing FLNG conversion. As described further in our response to Question 1 of the Staff's comment letter, of these vessels the Company performed a recoverability test for all the Moss vessels, and the Golar Arctic.

Notes to Consolidated Financial Statements, page F-11

3.	In view of the risk factor noted on page 24, in regard to your status as a holding company and reliance on distributions from your subsidiaries as your source of cash flow, please tell us your consideration of Rules 4-08(e), 5-04(c) Schedule I and 12-04 of Regulation S-X.
In consideration of Rules 4-08, 5-04 (c), Schedule I and 12-04 of Regulation S-X, the Company performed the requisite restricted net asset calculations for the year ended December 31, 2015. The group structure is such that separate subsidiary entities of the Company own and operate each vessel in its fleet. Accordingly, debt predominantly at the subsidiary level generally secured by each vessel, thus requires compliance with certain debt covenants. These include ratios such as minimum cash balances, minimum tangible net worth covenants, among others, which must be complied with at both the subsidiary and/or group level. These were considered and factored into the Company's rule 4-08 calculations.

For both computations of restricted net assets (i) relating to consolidated subsidiaries only and (ii) incorporating the effect of unconsolidated subsidiaries and equity in investees' undistributed earnings, the result was lower than the 25% consolidated net assets threshold.  Accordingly, the additional disclosure requirements of these Rules were not triggered.

Note (13) Investments in Affiliates
Golar Partners, page F-35

4.	We note in accounting for your interests in Golar LNG Partners LP, that you disclose is a partnership, subordinated units are accounted under the equity method, common units are accounted for as available-for-sale securities and general partner units and IDRs are accounted under the cost method. Please explain to us why your accounting for these interests necessitated different methods of accounting, and reference any authoritative accounting literature that you considered. In particular, tell us your consideration of ASC 323-30-S99-1.
Golar LNG Partners LP ("Golar Partners" or the "Partnership") was formed in the Republic of the Marshall Islands on September 24, 2007. Golar Partners was formed as a limited partnership pursuant to the Marshall Islands Limited Partnership Act.  As set out in the First Amended and Restated Agreement of Limited Partnership of Golar Partners, dated as of April 11, 2011, as subsequently amended and restated on December 13, 2012 and May 12, 2016 (the "Partnership Agreement"), as of December 31, 2015, the capital structure of Golar Partners consisted of:

•	General partner units: the general partner, Golar GP LLC (the "General Partner"), a Marshall Islands limited liability company and wholly-owned subsidiary of the Company", owns the 2% general partner interest in Golar Partners in the form of general partner units. The general partner units have preferential distribution and liquidation rights during and subsequent to the subordination period. Accordingly, this means the general partner receives 2% of any amounts paid to the holders of the common units, subordinated units and Incentive Distribution Rights ("IDRs") in line with the distribution mechanism for those security types. The general partner units are non-transferable prior to March 31, 2021 without the approval of a vote of at least a majority of the outstanding common units (excluding those held by the Company);

•	IDRs: together, the General Partner and Golar LNG Energy Limited, a wholly owned subsidiary of the Company, are the holders of all the IDRs in Golar Partners. The holders of the IDRs participate in an increasing level of distributions after the minimum quarterly distribution and the target distribution levels have been achieved both during and subsequent to the subordination period. The IDRs are non-transferable prior to March 31, 2016, without the approval of a vote of at least a majority of the outstanding common units (excluding those held by the Company).

•	Limited partner units: the limited partner interests in the Partnership are comprised of:

(i)	Subordinated units, which are all owned by the Company. During the subordination period, they are subordinate to all other equity of the Partnership in terms of distribution and liquidation rights. The principal difference between the Golar Partners common units and the subordinated units is that in any quarter during the subordination period the subordinated units receive the minimum quarterly distribution and arrearages in the payment of the minimum quarterly distribution from prior quarters. The subordinated units are not listed for trading on any exchange. Following the expiration of the subordination period, all the subordinated units convert to common units on a one-to-one basis*; and

(ii)	The common units are majority owned by the public unitholders of Golar Partners. The Company also owns a portion of the common units. The common units of Golar Partners are listed for trading on the NASDAQ Global market. During the subordination period* the common units have preferential distribution and liquidation rights over the subordinated units. Upon liquidation the common units hold a liquidation preference above the subordinated unitholders in relation to all property and cash in excess of what is required to discharge liabilities.

* As of the current date, the subordination period has ended and the subordinated units were converted to common units on June 30, 2016.

As previously disclosed in the Company's letter addressed to the Office of the Chief Accountant on November 7, 2013, under the terms of the Partnership Agreement, effective from the date of the Partnership's first Annual General Meeting, held on December 13, 2012, the Company lost the unilateral ability to nominate and appoint a majority of the Partnership's board of directors, in accordance with the terms of the Partnership Agreement. Accordingly, from that date, the Partnership's board comprises three directors appointed by the general partner (the Company) and four directors elected by the common unit holders. As the Board exclusively oversees and directs the Partnership's operations and determines the Partnership's strategies and policies, upon losing the unilateral ability to appoint the majority of the Board on December 13, 2012, the Company no longer controlled the Partnership. Accordingly, from that date, Golar Partners has been considered as an affiliate entity and not as the Company's controlled subsidiary.

Discussion and analysis

In determining the accounting to be applied to the Company's various investments in Golar Partners after its deconsolidation, the Company considered the attributes of Golar Partners and determined that the substance of the Partnership's ownership and governance structure is more similar to a corporation than it is to a partnership. This is primarily for the reasons outlined below:

•	Governance of the Partnership: Although legally organized as a limited partnership, Golar Partners is not governed by its General Partner, which is the presumed governance structure for limited partnerships. The General Partner has irrevocably delegated to the Partnership's board of directors the power to oversee and direct the operations and to manage and determine the strategies and policies of the Partnership on an exclusive basis, including but not limited to:

o	Reviewing and approving of annual budgets;
o	Reviewing and approving capital decisions, such as the acquisition or disposal of vessels (and associated long-term charter arrangements). In relation to acquisitions contemplated from the Company, the Partnership's board has discretion as to whether to refer such decisions to the Conflicts Committee for its approval;
o	Reviewing and approving entry into debt arrangements and additional issuances of equity;
o	Reviewing and approving matters relating to the management of the Partnership and its fleet. This includes entry or exit from management agreements with the Company; and
o	Reviewing and approving the Partnership's financial statements including quarterly cash distributions.

The Partnership's board of directors consists of seven members. Three are 'appointed' directors who are appointed by the general partner (which is a wholly-owned subsidiary of the Company). The remaining four directors are 'elected' directors.  These elected directors are solely electable by the common unitholders in a process where the votes of any common unitholder (including the Company) are capped at 4.9%. Accordingly the Company does not have control over the election of the four elected directors. The elected directors serve for terms of up to three years and may only be removed for cause (which generally means a court's finding that a person is liable for fraud or wilful misconduct in his or her capacity as a director). Thus the elected directors are nominated and elected by the common unitholders, similar to shareholders of a corporation.

In summary, although the Company is involved in the Partnership's affairs, the Partnership's board of directors determines the extent of the Company's influence in the management, operations and affairs of the Partnership. Accordingly, given the powers delegated to the Partnership's board of directors, the Company believes that the governance structure of Golar Partners is more akin to a corporate model wherein shareholders elect a board of directors to represent the shareholders' interests, approve budgets and appoint executive management, among other things.

•	Taxation of the Partnership – Although legally organized as a limited partnership, in accordance with Section 9.1 of the Partnership Agreement, Golar Partners has elected to be treated as an association taxable as a corporation for U.S. federal income tax purposes. This election is commonly referred to as a "check-the-box" election.

•	Lack of specific ownership accounts for the Partnership's unitholders – Even though Golar Partners is a limited partnership, as discussed above, it has elected to be treated as a corporation for U.S. federal income tax purposes. Accordingly, Golar Partners does not maintain specific ownership accounts for its partners. The equity interests of Golar Partners have been "unitized" into common, subordinated and general partner units, which the Company determined is similar to a corporate structure (that is, common and preferred shares).

•	Free transferability of ownership interests – For limited partnerships, it is customary for limited partners to have certain restrictions when it comes to transferring, selling or redeeming their partnership interests. In a public corporation, holders of common shares are typically able to transfer and sell their shares without restrictions. This is the case for the common unitholders of Golar Partners, who have the ability to transfer and sell their common units in a public market without restrictions. As a result, the Company believes that the common unitholders of the Partnership are similar to holders of common shares in a corporation.

The Company considered the guidance of both ASC 323-30-25-1 and ASC 323-30-S99.1 when evaluating how to account for its investments in Golar Partners following the deconsolidation in December 2012. Given that the Company has significant influence over the operating and financial policies of Golar Partners as discussed below, this guidance would seem to indicate that the Company should apply the equity method of accounting to its investments in the Partnership.

However, given the corporate-like attributes of Golar Partners, the Company further referred to the guidance contained in ASC 323-30-35-3. Although the guidance specifically addresses limited liability companies, the Company believes that the underlying concerns and conclusions addressed by that guidance in relation to limited liability companies that have characteristics of both corporations and partnerships are equally applicable in the present fact pattern and should be considered in the Company's accounting analysis. The guidance in ASC 323-30-35-3 focuses on the maintenance of specific ownership accounts. Golar Partners does not maintain specific capital accounts for its partners as its equity interests have been unitized into common, subordinated and general partner units.

A similar analogy is apparent when considering the guidance in ASC 810. ASC 810-201 contained specific provisions relating to limited partnerships and "similar legal entities". ASC 810-20-15-3 stated that limited liability companies and similar entities can be similar to partnerships, and therefore should be treated in the same way when applying ASC 810, where those entities have governing provisions that are the functional equivalent of a limited partnership. This occurs when there is a managing member who is equivalent to a general partner and a non-managing member who is the equivalent of a limited partner. From this guidance, the Company concluded that the legal form of an investee is not the sole determinative factor when considering how to account for any interests held in that investee, but rather the characteristics of the investee's governance and ownership structure should be considered.

Accordingly, in considering how to apply the equity method of accounting, the Company concluded that none of the key attributes of a "traditional" limited partnership structure - such as the general partner having the power to govern, the existence of individual partner capital accounts, the taxation structure and restrictions related to the transferring, selling or redeeming partnership interests – are present with respect to Golar Partners. The Company thus concluded that, in substance, Golar Partners' legal structure is similar in all key respects to that of a corporation.

Based on this analysis, the Company concluded that application of ASC 323-10 (and not ASC 323-30-25-1 and ASC 323-30-S99.1) was most appropriate for its particular fact pattern. Therefore, although Golar Partners is legally a partnership, the Company believes it appropriate to view its investments as those of investments in a corporation.

1 Similar language has now been incorporated into ASC 810-10 after the issuance of ASU 2015-02.

Accounting analysis under ASC 323-10

The Company concluded that it had and continues to have significant influence by virtue of its ability to appoint three of the seven of the Partnership's board of directors.  Accordingly, from the time of the deconsolidation and prior to the end of the subordination period, the Company has accounted for its investments in Golar Partners as follows:

•	Subordinated units – these have been accounted for under the equity method under ASC 323-10 because, during the subordination period, these units represent the common stock of the entity as they are substantially similar to common stock under the guidance of ASC 323-10-15-13.

•	Common units – these have been accounted for as available-for-sale securities on the basis that, during the subordination period, they are not considered to be common stock or in-substance common stock, as they have preferential distribution and liquidation rights. Thus they are akin to preferred stock. As they are publicly traded they meet the definition of "marketable equity securities."

•	General partner units – these have been accounted for as cost method investments on the basis that they are not considered to be in-substance common stock as they have preferential distribution and liquidation rights. Thus they are akin to preferred stock. As they do not have readily determinable fair values they have been classified as cost method investments.

•	IDRs – these have been accounted for as cost method investments on the basis they are not considered to be in-substance common stock, as they are non-voting interests, which enjoy increasing levels of distributions, up to 48% of the distributions above the highest target level. As they do not have readily determinable fair values they have been accounted for as cost method investments.

As discussed earlier, as of the current date, the subordination period has passed and the subordinated units were converted to common units on June 30, 2016. Accordingly, the Company has concluded that the conversion will result in the common units becoming "common stock or in-substance common stock" under ASC 323. The common units will cease to be accounted for as available –for-sale securities and will be accounted for under the equity method of accounting.

Attached as Exhibit A is a letter signed by the Company which includes the written statement referenced in the Staff's comment above.
If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223 or Andrei Sirabionian at (212) 574-1580.
Very Truly Yours, SEWARD & KISSEL LLP

By:	/s/ Gary J. Wolfe
Name:	Gary J. Wolfe, Esq.

Exhibit A

Tandy Letter

August 11, 2016

U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Attention: Lyn Shenk

Re:	Golar LNG Limited Form 20-F for the Fiscal Year ended December 31, 2015 Filed May 2, 2016 File No. 000-50113

Ladies and Gentlemen:

Reference is made to the letter dated July 12, 2016  from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in which the Staff provided comments to the Form 20-F of Golar LNG Limited (the "Company") for the fiscal year ended December 31, 2015, filed with the Commission on May 2, 2016.

The undersigned registrant hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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